EXHIBIT 17.1

June 30, 2008

Huong Tran

2549 Eastbluff Drive, Suite 215

Newport Beach, CA 92660

Attn:

Gerald Bush

American Fries of Utah, LLC.

Re:

DKR Holdings, Inc.

Dear Gerald:

I hereby resign (to be effective as discussed below) as Director, President, Secretary and Treasurer of DKR Holdings, Inc., a Delaware corporation.

My resignation will be effective immediately following the consummation of the Share Purchase Agreement dated June 30, 2008 between Huong Tran and American Fries of Utah, LLC.

My resignation is not due to any disagreement with the Company on any matter relating to the Company's operations, policies, practices, or otherwise.

Further, I confirm that I have no claim against the Company whether in respect of remuneration, severance payments, pensions, expenses or compensation for loss of office or in any other respect whatsoever.

Sincerely,

/s/ Huong Tran

Huong Tran